UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

September 24, 2013
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on September 3, 2013 entitled “Execution of debt capital market transactions”.

Execution of debt capital market transactions

On September 3, 2013, Statoil ASA (OSE: STL, NYSE: STO), guaranteed by Statoil Petroleum AS, executed the following debt capital market transactions:

  Issue of EUR 850,000,000 2.000% Notes due September 10, 2020
  Issue of EUR 650,000,000 2.875% Notes due September 10, 2025
  Issue of GBP 350,000,000 4.250% Notes due April 10, 2041

The net proceeds from the issue of the Notes will be used for general corporate purposes. The transactions will increase the financial flexibility of the company.

The Notes have been fully subscribed. The settlement date is September 10, 2013.

All three issues have been executed under Statoil ASA's USD 8,000,000,000 Euro Medium Term Note (EMTN) Programme which is listed on the London Stock Exchange.

Further information from:

Investor relations:
Hilde Merete Nafstad, Senior vice president,
+47 957 83911

Morten Sven Johannessen, VP Investor Relations USA,
+1 2039786950 / +1 2035702524

Press:
Fredrik Norman, media relations,
+47 918 66567

Finance:
Tron Vormeland, Vice president, Corporate financing,
+47 905 40135 (mobile), +47 51 99 42 97 (office)

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This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Statoil ASA nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 24, 2013	By:	/s/ Robert S. Adams Name: Robert S. Adams Title: Senior Vice President Finance

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